Filed pursuant to Rule 433
Dated October 30, 2007 relating to
Pricing Supplement No. 426 dated October 30, 2007 to
Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F

Fixed Rate Senior Notes Due 2012

Issuer:	Morgan Stanley
Principal Amount:	$1,000,000,000
Maturity Date:	November 2, 2012
Trade Date:	October 30, 2007
Original Issue Date (Settlement):	November 2, 2007
Interest Accrual Date:	November 2, 2007
Issue Price (Price to Public):	99.779%
Agent’s Commission:	0.35% of the principal amount
All-in Price:	99.429%
Net Proceeds to Issuer:	$994,290,000
Interest Rate:	5.250% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each May 2 and November 2, beginning May 2, 2008
Day Count Convention:	30/360
Optional Make-Whole Redemption:	None
Specified Currency:	U.S. Dollar (“$”)
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	617446 2T5
ISIN:	US6174462T52
Issuer Ratings:	Aa3/AA-/AA-
Agents:	Morgan Stanley & Co. Incorporated and such other agents as shall be named in the above-referenced Pricing Supplement
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Prospectus Dated January 25, 2006
Amendment No. 1 to Prospectus Supplement Dated July 24, 2007